EXHIBIT 99.1

Acasti Pharma Retains Crescendo Communications for Investor Relations Services in the United States

LAVAL, Québec, May 18, 2018 (GLOBE NEWSWIRE) -- Acasti Pharma Inc. (NASDAQ:ACST) (TSX-V:ACST) (the “Company” or “Acasti Pharma”), a biopharmaceutical innovator focused on the research, development and commercialization of its prescription drug candidate CaPre® (omega-3 phospholipid) for the treatment of severe hypertriglyceridemia, today announced that it has retained Crescendo Communications, LLC ("Crescendo”) to provide investor relations services for the Company in the United States.

Jan D’Alvise, president and CEO of Acasti Pharma, noted, “We look forward to working closely with Crescendo to more proactively communicate our story in the U.S. 2018 is shaping up to be a pivotal year, and we are committed to maximizing value for shareholders.”

“We look forward to working closely with Acasti Pharma to help increase awareness of the Company within the investment community,” said David Waldman, CEO of Crescendo Communications.  “Phase 1 and phase 2 clinical results suggest CaPre® has the potential to become the “best-in-class” cardiovascular drug for treating severe Hypertriglyceridemia (HTG), with approximately three to four million people diagnosed in the U.S. alone (Archives of Internal Medicine, “The Ford Study”, 2009). We believe that a significant unmet medical need exists for an effective, safe and well-absorbing omega-3 therapeutic that can also demonstrate a positive impact on the major blood lipids associated with cardiovascular disease risk.  CaPre could address this need if the Phase 3 studies reproduce the results observed in Phase 2.  In this case, there is potential to expand the addressable market for CaPre’s initial indication to the roughly 36 million patients with high triglycerides (200 – 499 mg/dL) (The American Heart Association Scientific Statement on Triglycerides and Cardiovascular Disease, 2011), although at least one additional clinical trial would likely be required to expand CaPre’s indications to this segment.”

The investor relations services agreement with Crescendo (the “Agreement”) is for an indeterminate term and may be terminated by Acasti Pharma at any time upon 30 days’ notice. Under the terms of the Agreement, Crescendo will receive a monthly fee of US$10,000 and eligible expenses will be reimbursed. The Agreement is subject to the approval of the TSX Venture Exchange.

About Acasti Pharma

Acasti Pharma is a biopharmaceutical innovator advancing a potentially best-in-class cardiovascular drug, CaPre® (omega-3 phospholipid), for the treatment of hypertriglyceridemia, a chronic condition affecting an estimated one third of the U.S. population. Since its founding in 2008, Acasti Pharma has focused on addressing a critical market need for an effective, safe and well-absorbing omega-3 therapeutic that can make a positive impact on the major blood lipids associated with cardiovascular disease risk. CaPre is being evaluated in a Phase 3 clinical program in patients with severe hypertriglyceridemia, a market that includes 3 to 4 million patients in the U.S. and may expand significantly if omega-3s demonstrate long-term cardiovascular benefits in on-going outcomes studies. Acasti Pharma’s strategy is to commercialize CaPre in the U.S. and the company is pursuing partnerships to market CaPre in major countries around the world. For more information, visit www.acastipharma.com.

About Crescendo

Crescendo Communications, LLC, headquartered in New York City with offices and affiliates in Europe and Asia, is an emerging leader within the investor relations industry.  The firm was founded on a strategic and professional approach to investor relations that builds awareness of public companies through tailored outreach programs that target institutional investors, analysts, and the financial media.  Crescendo’s approach is centered around properly educating investors and cultivating trust in order to uphold and protect the long-term credibility and reputation of its clients.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of U.S. federal securities laws (collectively, “forward-looking statements”). Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti Pharma to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms “may,” “believes,” “belief,” “expects,” “intends,” “anticipates,” “potential,” “will,” or “plans” to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Forward-looking statements in this press release include, but are not limited to, CaPre’s potential to become the “best-in-class” cardiovascular drug for treating severe Hypertriglyceridemia (HTG).

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Acasti Pharma’s latest annual report on Form 20-F (the “Annual Report”) and most recent management’s discussion and analysis (“MD&A”), which are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar/shtml, and on the investor section of Acasti Pharma’s website at www.acastipharma.com. All forward-looking statements in this press release are made as of the date of this press release. Acasti Pharma does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other assumptions, risks and uncertainties that are described from time to time in Acasti Pharma’s public securities filings with the Securities and Exchange Commission and the Canadian securities regulators, including Acasti Pharma’s Annual Report and MD&A.

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:

Jan D’Alvise
Chief Executive Officer
450-686-4555
info@acastipharma.comwww.acastipharma.com

U.S. Contact:
Crescendo Communications, LLC
Tel: 212-671-1020
Email: ACST@crescendo-ir.com

Canada Contact:
Glen Akselrod Bristol Capital Ltd.
(905) 326-1888 ext 10
glen@bristolir.com